UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Manitex International Inc.

(Exact name of registrant as specified in its charter)

Michigan	001-32401	42-1628978
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

9725 Industrial Drive Bridgeview IL60455

(Address of principal executive offices) (zip code)

David H. Gransee 708-237-2078

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

SECTION 1 – Conflict Minerals Disclosure

ITEM 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Manitex International Inc. (the “Company”) undertook a country of origin inquiry with respect to the conflict minerals used in the production of the Company’s products and has determined in good faith that for the year ended 31 December 2015:

a)	Manitex International Inc. has manufactured or contracted to manufacture products as to which tin, tungsten, tantalum and/or gold (herein referred to as 3TGs, for “conflict minerals[1] ” – see footnote) are necessary to the functionality or production of such products.

b)	Based on a “reasonable country of origin inquiry”, Manitex International Inc. knows or has reason to believe that a portion of its necessary 3TGs originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”) and knows or has reason to believe that those necessary 3TGs may not be from recycle or scrap sources.

A. Description of Manitex International’s Reasonable Country of Origin Inquiry (RCOI):

Manitex International’s reasonable country of origin inquiry (RCOI) employed a combination of measures to determine whether the necessary 3TGs in Manitex International’s products originated from the Covered Countries. Manitex International’s primary means of determining country of origin of necessary 3TGs was by conducting a supply chain survey with direct suppliers using the EICC-GeSI (Electronic Industry Citizenship Coalition – Global E-Sustainability Initiative) conflict minerals reporting template (“CMRT”), version 4.01.

This supply chain survey and the conflict minerals program as a whole is being developed and implemented with our third-party service provider, Assent Compliance.

All of Manitex International’s production related suppliers were surveyed as Manitex International could not definitively determine which products contained 3TGs that were necessary to the functionality or production. 51% of Manitex International’s suppliers have responded to the supply chain survey via the CMRT, version 4.01. During the course of the RCOI, responses were received that deemed 7% of the suppliers surveyed to be out of scope. Of the received CMRTs, 43% of received CMRTs were considered valid2. 4% of received CMRTs were considered invalid. Manitex International continues to review their vendor lists and is working with the suppliers to increase the valid response rates.

In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (‘Rule 13p-1’), Manitex International has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports are posted to a publicly available Internet site at http://www.manitexinternational.com/secfilings.aspx

Item 1.02 Exhibit

Manitex International has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

1

[1]	The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.
[2]	“Valid” responses are those in which all questions have been answered with no further follow up needed. “Invalid” refers to completed CMRT’s however some follow up is still needed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Manitex International Inc. (Registrant)

/s/ David H. Gransee
By David H. Gransee Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 26, 2016